 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number:  001-162171

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tanker Shipping Limited (the "Company"), dated September 29, 2010, containing a letter from the Chairman and CEO of the Company to the Company's shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: September 29, 2010	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tanker Shipping Ltd. (NYSE:NAT) Letter to Shareholders from the Chairman and CEO. Dividend policy firmly in place. Growth to continue.

Hamilton, Bermuda, September 29, 2010

Dear Shareholder,

I'd like to update you on our current business and financial position.  Nordic American is in an excellent situation in a tanker market that has softened in this third quarter of 2010.  Based on its strong balance sheet with no net debt and available liquidity reserves, Nordic American has a significant upside potential and a limited downside.

As you know, our goal is to maximize total return to our shareholders. Total return is defined as the stock price plus dividends, assuming dividends are reinvested in the stock. From 1997 to mid September this year our total return was about 20% on an annualized basis. The major portion of this return was paid as dividends to our shareholders.

The amount of our quarterly dividend per share is above all a reflection of the level of the spot tanker market.  Distribution of at least all available operating cashflow as dividends to our shareholders is an important part of our strategy. Including the dividend to be paid in December this year, the Company have paid dividends for 53 consecutive quarters since the autumn of 1997 when NAT commenced operations.

Spot tanker markets are often soft during the third quarter of a year. This year has been no exception.  At the time of writing the suezmax spot tanker market rates are averaging about $10,000 per day according to the Imarex, a spot tanker market index. Nordic American is well above that level for the quarter. As in the past the spot tanker rates have been volatile and the spot tanker market may turn fast and unpredictably. The spot rates as reported by Imarex may often vary from the actual rates we achieve in the markets. Taking into consideration the present state of the spot tanker markets, we still expect that our dividend for 3Q10 should be well above the level in the third quarter of 2009 which was $0.10 per share.

The Company expects to publish its dividend and third quarter 2010 report on November 8, 2010. The record date is expected to be November 22, 2010 and the payment of dividend is expected to take place on or about December 3, 2010.

Accretive growth is a key element in our strategy. The Company has grown from 3 vessels in 2004 to 19 suezmax vessels now, including three newbuildings due to be delivered in 2010 and 2011. We expect that the fleet of NAT will reach a minimum of 20 vessels by the end of 2011. We have no plans to tap the equity markets to fund this expansion as the Company has ample financial resources to expand with several more ships with the present balance sheet.

If the present soft spot tanker market results in lower vessel prices in the second hand markets, we shall be in a position to acquire further vessels inexpensively compared to historical levels. Such acquisitions should increase the dividend capacity of the Company in the future. The position of NAT is particularly strong when it is compared with companies having a substantial amount of debt on their weak balance sheets.

Below is a chart indicating the annual dividend capacity based on a fleet of 20 vessels and 24 vessels respectively, at different spot market rates.

The above annual dividend indications are based on 355 income days per vessel per year. The net debt is about $7m per vessel for a 20 vessel fleet and about $16m per vessel for a 24 vessel fleet depending upon the price we pay for new acquisitions. The numbers show the substantial dividend capacity of NAT.

In short, NAT is well positioned for further strong fleet growth and increase of dividend capacity.

Summing up, the Company's strategic position is as follows:

1. When the tanker markets are firm, very good results and dividends can be expected.

2. When the tanker markets are soft, the results and dividends will be lower - a minus. At the same time the Company may be in a position to buy vessels inexpensively and accretively - a plus that we believe over time outweighs the minus.

As you can see, I remain very optimistic about the future of Nordic American.

Many shareholders contact us expressing views and recommendations. Please continue contacting us for any questions or comments you may have. My email is herbjorn.hansson@scandicamerican.com.

For other addresses, please see the end of this message.

All the best!

Sincerely,

Herbjorn Hansson
Chairman & CEO

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291